GBM INTERNATIONAL, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Net capital:	
Total stockholder's equity	$ 6,241,947
Reductions and charges:	
Nonallowable assets:	
Property and equipment, net	17,919
Petty Cash	500
Accounts receivable	3,949
Receivables from non-affiliates, affiliates and employees	221,084
Other assets	142,318
Total nonallowable assets and charges, net	385,770
Net capital before haircuts on security positions	5,856,177
Haircuts on security positions	3,368
Net capital	$ 5,852,809
Aggregate indebtedness	$ 1,160,007
Percent of aggregate indebtedness to net capital	20%
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 5,752,809

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by GBM International, Inc. and included in the Company's amended unaudited Part II A Focus report filing as of December 31, 2015.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because GBM International, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2015 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2015.